

June 4, 2013

<u>Via Facsimile</u>
Bo Linton
President
GDT TEK, Inc.
8110 Ulmerton Ave.
Largo, Florida 32803

> **Re:** **GDT TEK, Inc.**
> **Form 8-K filed May 13, 2013**
> **File No. 000-20259**

Dear Mr. Linton:

We have reviewed your amendment filed on May 30, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 17, 2013.

Item 4.01 Changes in Registrant's Certifying Accountant

1. We note your disclosure regarding the engagement of Keith K. Zhen, CPA (Zhen). Please amend the Form 8-K to specify whether there were any consultations with Zhen during the two most recent fiscal years (June 30, 2010 and 2009) and subsequent interim period through the date of engagement, as described in Item 304(a)(2) of Regulation S-K.

2. In your amended Form 8-K, include a <u>currently dated</u> Exhibit 16 letter from Demetrius Berkower LLC referencing the amended Form 8-K.

You may contact me at (202) 551-3446 if you have questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Staff Accountant